NATIONAL SECURITIES ADMINISTRATORS LTD. 702 – 777 Hornby Street Vancouver, BC, V6Z 1S4 info@transferagent.ca www.transferagent.ca

BioHarvest Sciences Inc.

Via SEDAR+

April 25, 2025

TO ALL APPLICABLE REGULATORS AND EXCHANGES

RE:	BioHarvest Sciences Inc. (the “Issuer”)
Notice of Meeting and Record Dates

We advise the following with respect to the Issuer’s upcoming Meeting of Security Holders:

1	Meeting Type	Annual General & Special Meeting
2	Record Date for Notice of Meeting	May 20, 2025
3	Record Date for Voting (If Applicable)	May 20, 2025
4	Beneficial Ownership Determination Date	May 20, 2025
5	Meeting Date	June 26, 2025
6	Meeting Location	Vancouver, BC

7	Voting Securities Details
8	Description (Class)	Common
9	ISIN / CUSIP	CA09076J2074 / 09076J207

10	Issuer sending proxy related materials directly to Non-Objecting Beneficial Owners (NOBOs)	No
11	Issuer paying for mailing to Objecting Beneficial Owners (OBOs)	No
12	Notice and Access
	Beneficial Holders	No
	Registered Holders	No
	Stratification Level	Not Applicable
13	Material Selection	S - All & Special Materials

Regards,

National Securities Administrators Ltd.

Agent for BioHarvest Sciences Inc.